January 10, 2001

VIA TELECOPIER AND EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.  20549-0305

Attention: Letty G. Lynn

Re:  Lifen, Inc.-
     Application for Withdrawal of Registration Statement
     on Form 10-SB (File Number 0-31963) filed on November 16,
2000

Dear Ms. Lynn:

Lifen, Inc. ( the "Company") hereby makes application to withdraw the Registration Statement on Form 10-SB, including all exhibits thereto ( File Number 0-31963), filed with the Securities and Exchange Commission (the "Commission") on November 16, 2000 under the Securities Exchange Act of 1934 (the "Act"), as amended. This application is made pursuant to Section 12 (g) (1) of the Act. The Commission has not declared the Registration Statement effective.

The Company's reason for withdrawing the Registration Statement is to prevent the Registration Statement from automatically becoming effective by lapse of time within sixty ( 60) days of the date originally filed. We are concerned that with the impending go effective date, we (and the staff) will not have enough time to clear all outstanding comments on the Registration Statement with the Commission before the deadline. The Company intends to file a new registration statement that addresses all of the Commission's comments as soon as practicable.

Please contact the undersigned at (212) 750-7878 if there are any questions.

Sincerely yours,

LIFEN, INC.

By: /s/ Robert Gordon
     _______________
     Robert Gordon
     President